Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX    ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or the “Company” or the “Group”)

GENERAL REPURCHASE OF SHARES

Further to the announcement released on SENS on 11 September 2015, wherein MiX Telematics announced its intention to enter into a repurchase programme shareholders are advised that MiX Telematics has cumulatively repurchased 973 954 American Depository Shares (“ADS”) (24 348 850 ordinary shares representing 3.1% of the outstanding share capital) on the New York Stock Exchange (“NYSE”) in terms of the general authority granted by shareholders on 17 September 2014, out of its available cash resources. The repurchase of ADS’s was made through the NYSE without any prior understanding or arrangement between the company and the counter parties and in compliance with Rule10b-18 of the Securities Exchange Act of 1934. The 973 954 ADS’s are to be held as treasury shares, by MiX Telematics Investments Proprietary Limited after the repurchase. MiX Telematics has no other treasury shares under its control.

The ADS’s were repurchased for an aggregate price of US$5 697 630.90 on 14 September 2015 at US$5.85 per ADS.  The Company may repurchase a further 626 046 ADS’s (15 651 150 ordinary shares) in terms of the announced share repurchase programme, being 2% of the number of shares in issue as at 17 September 2014 (the date the general authority was granted).

The board of directors of MiX Telematics has considered the effect of the repurchases and is of the opinion that, for a period of 12 months following the date of this announcement:

-	the Company and the Group will be able, in the ordinary course of business, to repay their debts;
-	the assets of the Company and the Group, will be in excess of the liabilities of the Company and the Group;
-	the Company's and the Group’s ordinary capital and reserves will be adequate for ordinary business purposes; and
-	the Company and the Group will have sufficient working capital for ordinary business purposes.

All repurchases were done at an ADS price of US$5.85. The Group’s cash balances have reduced by US$5 736 589 with a corresponding reduction in stated capital. Ordinary shares in issue (after deducting the 973 954 ADS’s held as treasury shares) have reduced to 768 826 150 ordinary shares, while the authorised share capital remains 1 000 000 000 ordinary shares. There is no material impact on the income statement.

16 September 2015

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